Exhibit 3(i)

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PACCAR INC

PACCAR Inc, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.         The Amended and Restated Certificate of Incorporation of the Corporation is amended as follows:

A.	Article Seventh is amended to read as follows:

“SEVENTH: The affirmative vote of holders of a majority of the outstanding shares of stock entitled to vote shall be necessary for the following corporate actions:

1.	Amendment of this Certificate of Incorporation;

2.	Adoption of an agreement of merger or consolidation;

3.	The sale, lease or exchange of all or substantially all of the Corporation’s property and assets;

4.	Dissolution of the Corporation; and

5.	Approval of a stockholder action to make, alter or repeal the Bylaws”

B.	Article Eighth is amended to read as follows:

“EIGHTH: If any “Unfriendly Suitor” (as described below, hereafter “Suitor”) becomes the beneficial owner after the record date for the 1986 stockholders’ meeting, directly or indirectly, of twenty percent (20%) or more of the outstanding shares of stock of the Corporation, then in addition to the voting requirement for any transactions described in paragraphs 2, 3 or 4 of Article SEVENTH (each called “a Business Combination”), the following shall also be necessary:

1.

The cash, or fair market value of other consideration, to be received per share by stockholders of the Corporation in any Business Combination in which the Suitor has a direct or indirect material interest, other than solely as a Stockholder of the Corporation, shall not be less than the highest per share price (including brokerage commissions and/or soliciting dealers’ fees) paid by the Suitor in acquiring any of its holdings of the Corporation’s common stock.

2.	The Suitor shall not have received the benefit, directly or indirectly of any loans, advances, guarantees, pledges or other financial assistance or tax benefits provided by the Corporation.

The term Suitor includes any person, corporation, or affiliate and any party with which the Suitor has a direct or indirect agreement, understanding or arrangement for the purpose of acquiring, holding or voting stock of the Corporation.

The affirmative vote of a majority of the outstanding shares of stock entitled to vote, other than stock held by the Suitor, shall be necessary to amend this Article EIGHTH.”

2.       The amendments were duly proposed and declared advisable by the Corporation’s Board of Directors and adopted by the Corporation’s stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.